April 17, 2014

VIA FACSIMILE

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant

RE:	Globe Specialty Metals, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed August 28, 2013
Response Dated April 17, 2014
File No. 001-34420

Dear Ms. Jenkins:

In response to your comment letter received on March 24, 2014, our telephone conference on April 4, 2014 and the Company’s internal discussions regarding potential Guide 7 disclosures, we believe that the amount of proven and probable reserves at Alden and the number of years of Alden’s coal supply at present operating levels are the Guide 7 disclosures most likely to be significant to our investors. Accordingly, we are providing as supplemental material the attached proposed draft Guide 7 disclosures for your review. We believe this proposed disclosure contains the most relevant Guide 7 disclosures to the investors.

Please advise us if this proposed disclosure is acceptable. If this is acceptable, we will submit a response to your comment letter through the EDGAR system and will provide this disclosure in our future annual reports. Also, please feel free to contact me at 786-509-6949 if you have questions or desire additional information.

Sincerely,

/s/ Stephen Lebowitz
Stephen Lebowitz Chief Legal Officer

SUPPLEMENTAL MATERIAL

Mineral Reserves

As of June 30, 2014, we had XX active coal mines (two surface mines and three underground mines), located in Kentucky. We also had XX inactive permitted coal mines available for extraction located in Kentucky and Tennessee. All of our coal mines are leased and the remaining term of the leases range from 2 to 40 years. The majority of the coal production is consumed internally in the production of silicon metal and silicon-based alloys.

Reserves are defined by SEC Industry Standard Guide 7 as a mineral deposit that could be economically and legally extracted and produced at the time of the reserve determination. The estimate of proven and probable reserves is of recoverable tons, which represents the tons of product that can be used internally or delivered to customer. At June 30, 2014, we estimate our permitted proven and probable reserves to be approximately XX million tons with an average permitted life of approximately XX years at present operating levels. Present operating levels are determined based on a three-year annual average production rate. Reserve estimates were made by our geologists, engineers and third party based primarily on drilling studies performed. These estimates are reviewed and reassessed from time to time. Reserve estimates are based on various assumptions, and any material changes in these assumptions could have a material impact on the accuracy of our reserve estimates.